KA 7/1

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PUBLIC   SECURIT ...)N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cherry Tree & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Carlson Parkway, Suite 103
_____
(No. and Street)

Minnetonka	Minnesota	55305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jane Bortnem   (952) 893-9012
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moquist Thorvilson Kaufmann LLC
_____
(Name – *if individual, state last, first, middle name*)

7650 Edinborough Way, Suite 225	Edina	Minnesota	55435
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KA 7/1

OATH OR AFFIRMATION

I, __Gordon Stofer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Cherry Tree & Associates, LLC__ , as of __December 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JANE MARIE BORTNEM
Notary Public-Minnesota
My Commission Expires Jan 31, 2018

_____
Notary Public

_____
Signature

__CEO__
_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHERRY TREE & ASSOCIATES, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

CHERRY TREE & ASSOCIATES, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

We have audited the accompanying statements of financial condition of Cherry Tree & Associates, LLC (a limited liability company) as of December 31, 2012 and 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statements of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statements of financial condition based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Cherry Tree & Associates, LLC as of December 31, 2012 and 2011, in accordance with accounting principles generally accepted in the United States of America.

Moquist Thorvilson Kaufmann LLC

Edina, Minnesota
February 26, 2013

CHERRY TREE & ASSOCIATES, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and equivalents	$ 651,323	$ 1,354,183
Accounts receivable, net	133,896	205,617
Unbilled receivables	-	187,500
Prepaid expenses	6,345	13,073
Other assets - securities not readily marketable	13,214	10,470
Total assets	$ 804,778	$ 1,770,843

LIABILITIES AND MEMBERS' EQUITY

	2012	2011
Liabilities:		
Accounts payable	$ 142,478	$ 513,754
Accrued expenses	8,569	1,879
Deferred liability	-	308
Total liabilities	151,047	515,941
Members' equity:		
Common units (unlimited number of units authorized; 7,500 issued and outstanding)	7,500	7,500
Additional paid in capital	222,610	222,610
Retained earnings	423,621	1,024,792
Total members' equity	653,731	1,254,902
Total liabilities and members' equity	$ 804,778	$ 1,770,843

See notes to financial statements.

2

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2012 and 2011

1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Cherry Tree & Associates, LLC (the Company) was formed on July 27, 2001 as a limited liability company pursuant to the provisions of Chapter 322B of the Minnesota Statutes. The Company is a licensed broker-dealer in securities and provides investment banking services and consulting services related to general business, valuations, fairness opinions, and mergers and acquisitions. The Company is a member in good standing of the Financial Industry Regulatory Authority, Inc. (FINRA), having been accepted for membership on November 14, 2001.

The Company is a member of the Securities Investors Protection Corporation (SIPC). The Company holds no customer securities or cash.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (the Rule), based on the exemptive provisions contained in Section k(2)(i) of the Rule.

Concentrations of Risk

Cash Deposits in Excess of Federally Insured Limits

The Company maintains its cash balances in financial institutions located primarily in Minnesota. The balances held at regulated banking institutions are insured at varying amounts by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2012, the Company had uninsured cash balances totaling $102,648.

The FDIC does not insure money invested in money market funds at broker-dealers. At December 31, 2012, the Company had $200,814 held in money market funds with Charles Schwab, all of which is covered under SIPC.

Major Customers

The Company is dependent on a small number of customers for its revenue. Three customers accounted for 42% of the Company's revenue in 2012. Two customers accounted for 47% of the Company's revenue in 2011. Outstanding receivables for these same customers accounted for 0% and 19% of total receivables at December 31, 2012 and 2011, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2012 and 2011

Fair Value of Financial Instruments

The financial instruments of the Company consist of cash, accounts receivables, prepaid expenses, accounts payable and accrued expenses. Pursuant to generally accepted accounting principles, the Company is required to estimate the fair value of all financial instruments at the balance sheet date. The Company considers the carrying values of its financial instruments in the financial statements to approximate fair value due to their short-term nature.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents.

Accounts Receivables

Trade accounts receivable are recorded at the invoiced amount. Accounts receivable are typically due within 30 days of the invoice date. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when potential for recovery is considered remote. The allowance for doubtful accounts was $53,854 as of December 31, 2012. No allowance for doubtful accounts was considered necessary at December 31, 2011.

Revenue Recognition

The Company typically earns and recognizes monthly non-refundable retainer fees in connection with active investment banking and consulting engagements. The Company also receives success fees on its investment banking engagements. However, the success fees are only payable upon the successful closing of each transaction. The success fee typically consists of a cash fee equal to an agreed-upon percentage of the funds raised or percentage of transaction value for mergers or acquisitions and sometimes includes stock warrants which are recorded at fair value when received.

Income Taxes

The Company is organized and operates as a limited liability company and is not subject to U.S. federal income taxes as a separate entity. Therefore, revenues and expenses generally pass through directly to the members for inclusion in their individual tax returns. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company believes its income tax filing positions and deductions will be sustained upon examination and, accordingly, no reserves or related accruals for interest and penalties have been recorded as of December 31, 2012 or 2011. The tax returns of the Company can be examined by relevant taxing authorities until such time as the applicable statute of limitation has expired. For example, U.S. tax returns are generally subject to audit for three years from the day they are filed.

2 FAIR VALUE MEASUREMENTS

Generally accepted accounting principles provide the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Private company investments, including common stock warrants, are carried at their fair values as determined by management in the absence of readily ascertainable market values. In valuing investments, management considers the cost of the investments, developments since acquisition, estimates as to the effect of future developments, general economic conditions and other pertinent factors. Developments since acquisition may include public offerings of securities by portfolio companies, significant transactions in the securities of portfolio companies in private markets, and transactions in the public or private markets involving securities of similar companies.

Public company common stock is valued based on trading market values.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2012 and 2011

The following table sets forth by level, within the fair value hierarchy, the Company's other assets at fair value at December 31, 2012 and 2011:

	2012			
	Total Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other assets:				
Warrants - UnityWorks and others	$ 8,357	$ -	$ -	$ 8,357
Restricted common stock - ProUroCare	4,857	-	4,857	-
Total other assets	$ 13,214	$ -	$ 4,857	$ 8,357

	2011			
	Total Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other assets:				
Warrants - UnityWorks and others	$ 10,470	$ -	$ -	$ 10,470
Total other assets	$ 10,470	$ -	$ -	$ 10,470

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2012 and 2011

The following table sets forth a summary of changes in fair value of the Company's Level 3 investments during the year ended December 31, 2012:

Level 3 Assets	Warrants
Beginning balance at January 1, 2012	$ 10,470
Total gains or losses (realized/unrealized)	-
Purchases, sales, issuances and settlements, net	(2,113)
Transfers in and/or out of Level 3	-
Ending balance at December 31, 2012	$ 8,357
Net change in unrealized appreciation or (depreciation) included in change in net assets from operations relating to investments held at December 31, 2012	$ (2,113)

3   RELATED PARTY TRANSACTIONS

The Company recorded expenses of $735,463 and $831,540 for utilizing office space, staff and office supplies of Cherry Tree Companies, LLC (CTC), a company related through common ownership, in 2012 and 2011, respectively. The Company also paid CTC $366,952 and $334,293 in management fees in 2012 and 2011, respectively. Accounts payable include amounts due to CTC totaling $58,582 and $46,847 at December 31, 2012 and 2011, respectively.

For the years ended December 31, 2012 and 2011, the Company generated revenue from an affiliated entity totaling $172,500 and $60,000, respectively. As of December 31, 2012 and 2011, there were accounts receivable due from this affiliated entity totaling $787 and $1,241, respectively.

4   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital in the amount of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. This rule also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2012 and 2011, the Company's net capital was $562,987 and $1,086,142, respectively, which was $552,917 and $1,051,746, respectively, in excess of the required net capital of $10,070 and $34,396, respectively. The Company's net ratio of aggregate indebtedness to net capital was .3 to 1 and 0.5 to 1 at December 31, 2012 and 2011, respectively.

5   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2013, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.